UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A/A

(Amendment No. 2 to Form 8-A Originally Filed on September 8, 2011)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

STARZ

(Exact Name of Registrant as Specified in Its Charter)

Delaware	20-8988475
(State of Incorporation or organization)	(I.R.S. Employer Identification no.)

8900 Liberty Circle
Englewood, Colorado 80112	80112
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Series A Common Stock, par value $0.01 per share Series B Common Stock, par value $0.01 per share	The NASDAQ Stock Market LLC The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates:

(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:  None

This Amendment No. 2 on Form 8-A/A amends and restates in its entirety the Registration Statement on Form 8-A filed by Starz (f/k/a Liberty Media Corporation and Liberty CapStarz, Inc.) (the “Registrant”) with the Securities and Exchange Commission (the “SEC”) on September 8, 2011, as amended by Amendment No. 1 on Form 8-A/A filed with the SEC on September 20, 2011.

Item 1.  Description of Registrant’s Securities to be Registered.

The securities to be registered hereby are the Series A common stock (formerly the Series A Liberty Capital common stock), par value $0.01 per share, and the Series B common stock (formerly the Series B Liberty Capital common stock), par value $0.01 per share, of the Registrant.

A description of the Series A common stock and the Series B common stock as set forth in the Registrant’s Restated Certificate of Incorporation (the “charter”) is set forth below. The following description is qualified by reference to the full text of the charter, which is filed as Exhibit 3.1 to this Amendment No. 2 on Form 8-A/A.

The Registrant’s Common Stock

Authorized Capital Stock

The Registrant is authorized to issue up to 4.075 billion shares of common stock, of which 2 billion are designated as Series A common stock, 75 million are designated as Series B common stock, and 2 billion are designated as Series C common stock.

The holders of the Registrant’s Series A common stock, Series B common stock and Series C common stock have equal rights, powers and privileges, except as otherwise described below.

Voting Rights

The holders of the Registrant’s Series A common stock will be entitled to one vote for each share held, and the holders of the Registrant’s Series B common stock will be entitled to ten votes for each share held, on all matters voted on by the Registrant’s stockholders, including elections of directors. The holders of the Registrant’s Series C common stock will not be entitled to any voting powers, except as required by Delaware law. When the vote or consent of holders of the Registrant’s Series C common stock is required by Delaware law, the holders of the Registrant’s Series C common stock will be entitled to 1/100th of a vote for each share held. The charter does not provide for cumulative voting in the election of directors.

Dividends; Liquidation

Subject to any preferential rights of any outstanding series of the Registrant’s preferred stock created by the Registrant’s board of directors from time to time, the holders of the Registrant’s common stock will be entitled to such dividends as may be declared from time to time by the Registrant’s board from funds available therefor. Except as otherwise described under “—Distributions,” whenever a dividend is paid to the holders of one of the Registrant’s series of common stock, the Registrant will also pay to the holders of the other series of the Registrant’s common stock an equal per share dividend.

Conversion

Each share of the Registrant’s Series B common stock is convertible, at the option of the holder, into one share of the Registrant’s Series A common stock. The Registrant’s Series A common stock and Series C common stock are not convertible into shares of any other series of the Registrant’s common stock.

Distributions

Subject to the exception provided below, distributions made in shares of the Registrant’s Series A common stock, Series B common stock, Series C common stock or any other security with respect to the Registrant’s Series A common stock, Series B common stock or Series C common stock may be declared and paid only as follows:

•                  a share distribution (1) consisting of shares of Series C common stock (or securities convertible therefor) to holders of Series A common stock, Series B common stock and Series C common stock, on an equal per share basis; or (2) consisting of (x) shares of Series A common stock (or securities convertible therefore other than, for the avoidance of doubt, shares of our Series B common stock) to holders of Series A common stock, on an equal per share basis, (y) shares of Series B common stock (or securities convertible therefor) to holders of Series B common stock, on an equal per share basis, and (z) consisting of shares of Series C common stock (or securities convertible therefor) to holders of Series C common stock, on an equal per share basis; and

•                  a share distribution consisting of any class or series of securities of the Registrant or any other person, other than Series A common stock, Series B common stock or Series C common stock (or securities convertible therefor) on the basis of a distribution of (1) identical securities, on an equal per share basis, to holders of Series A common stock, Series B common stock and Series C common stock; or (2) separate classes or series of securities, on an equal per share basis, to holders of each such shares of the Registrant’s common stock; or (3) a separate class or series of securities to the holders of one or more series of the Registrant’s common stock and, on an equal per share basis, a different class or series of securities to the holders of all other series of the Registrant’s common stock, provided that, in the case of (2) or (3) above, the securities so distributed do not differ in any respect other than their relative voting rights and related differences in designation, conversion and share distribution provisions, with the holders of shares of Series B common stock receiving securities of the class or series having the highest relative voting rights and the holders of shares of each other series of the Registrant’s common stock receiving securities of the class or series having lesser relative voting rights, and provided further that, if different classes or series of securities are being distributed to holders of the Registrant’s Series A common stock and Series C common stock, then such securities shall be distributed either as determined by the Registrant’s board of directors or such that the relative voting rights of the securities of the class or series of securities to be received by the holders of the Registrant’s Series A common stock and Series C common stock corresponds, to the extent practicable, to the relative voting rights of each such series of the Registrant’s common stock.

Reclassification

The Registrant may not reclassify, subdivide or combine any series of its common stock without reclassifying, subdividing or combining the other series of its common stock, on an equal per share basis.

Liquidation and Dissolution

In the event of the Registrant’s liquidation, dissolution or winding up, after payment or provision for payment of its debts and liabilities and subject to the prior payment in full of any preferential amounts to which its preferred stock holders may be entitled, the holders of its Series A common stock, Series B common stock and Series C common stock will share equally, on a share for share basis, in the Registrant’s assets remaining for distribution to the holders of its common stock.

Description of Other Provisions of the Registrant’s Restated Charter

Authorized Share Capital

The Registrant’s authorized capital stock consists of 4.125 billion shares, of which 4.075 million shares are designated common stock, par value $0.01 per share, and 50 million shares are designated preferred stock, par value $0.01 per share. The Registrant’s common stock will be divided into three series (as described above).

Preferred Stock

The charter authorizes the board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of the series, including:

•                  the designation of the series;

•                  the number of authorized shares of the series, which number the Registrant’s board may subsequently increase or decrease but not below the number of such shares of such series of preferred stock then outstanding;

•                  the dividend rate or amounts, if any, payable on the shares and, in the case of cumulative dividends, the date or dates from which dividends on all shares of the series will be cumulative and the relative preferences or rights of priority or participation with respect to such dividends;

•                  the rights of the series in the event of the Registrant’s voluntary or involuntary liquidation, dissolution or winding up and the relative preferences or rights of priority of payment;

•                  the rights, if any, of holders of the series to convert into or exchange for other classes or series of stock or indebtedness and the terms and conditions of any such conversion or exchange, including provision for adjustments within the discretion of the Registrant’s board;

•                  the voting rights, if any, of the holders of the series;

•                  the terms and conditions, if any, for the Registrant to purchase or redeem the shares of the series; and

•                  any other relative rights, preferences and limitations of the series.

The Registrant believes that the ability of its board of directors to issue one or more series of its preferred stock will provide it with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of its preferred stock, as well as shares of its common stock, will be available for issuance without further action by its stockholders, unless such action is required by applicable law or the rules of any stock exchange or automatic quotation system on which the Registrant’s securities may be listed or traded.

Although the Registrant has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The Registrant’s board will make any determination to issue such shares based upon its judgment as to the best interests of the Registrant’s stockholders. The Registrant’s board, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the Registrant’s board of directors, including a tender offer or other transaction that some, or a majority, of the Registrant’s stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of the stock

Board of Directors

The charter provides that, subject to any rights of the holders of any series of preferred stock to elect additional directors, the number of the Registrant’s directors will not be less than three and the exact number will be fixed from time to time by a resolution of the Registrant’s board. The members of the Registrant’s board, other than those who may be elected by holders of any preferred stock, will be divided into three classes. Each class consists, as nearly as possible, of a number of directors equal to one-third of the then authorized number of board members. The term of office of the Registrant’s Class I directors expires at the annual meeting of the Registrant’s stockholders in 2014. The term of office of the Registrant’s Class II directors expires at the annual meeting of the Registrant’s stockholders in 2015. The term of office of the Registrant’s Class III directors expires at the annual meeting of the

Registrant’s stockholders in 2013. At each annual meeting of the Registrant’s stockholders, the successors of that class of directors whose term expires at that meeting will be elected to hold office for a term expiring at the annual meeting of the Registrant’s stockholders held in the third year following the year of their election. The directors of each class will hold office until their respective successors are elected and qualified or until such director’s earlier death, resignation or removal.

The charter provides that, subject to the rights of the holders of any series of the Registrant’s preferred stock, directors may be removed from office only for cause upon the affirmative vote of the holders of at least a majority of the aggregate voting power of the Registrant’s outstanding capital stock entitled to vote on such matter voting together as a single class.

The charter provides that, subject to the rights of the holders of any series of the Registrant’s preferred stock, vacancies on the Registrant’s board resulting from death, resignation, removal, disqualification or other cause, and newly created directorships resulting from any increase in the number of directors on the Registrant’s board, will be filled only by the affirmative vote of a majority of the remaining directors then in office (even though less than a quorum) or by the sole remaining director. Any director so elected shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred or to which the new directorship is assigned, and until that director’s successor will have been elected and qualified or until such director’s earlier death, resignation or removal. No decrease in the number of directors constituting the Registrant’s board will shorten the term of any incumbent director, except as may be provided in any certificate of designation with respect to a series of the Registrant’s preferred stock with respect to any additional director elected by the holders of that series of the Registrant’s preferred stock.

These provisions would preclude a third party from removing incumbent directors and simultaneously gaining control of the Registrant’s board by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of the Registrant’s board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of the Registrant.

Limitation on Liability and Indemnification

To the fullest extent permitted by Delaware law, the Registrant’s directors are not liable to the Registrant or any of its stockholders for monetary damages for breaches of fiduciary duties as a director. In addition, the Registrant indemnifies, to the fullest extent permitted by applicable law, any person involved in any suit or action by reason of the fact that such person is a director or officer of the Registrant or, at its request, a director, officer, employee or agent of another corporation or entity, against all liability, loss and expenses incurred by such person. The Registrant will pay expenses of a director or officer in defending any proceeding in advance of its final disposition, provided that such payment is made upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to indemnification.

No Stockholder Action by Written Consent; Special Meetings

The charter provides that, except as provided in the terms of any series of preferred stock, any action required to be taken or which may be taken at any annual or special meeting of the stockholders may not be taken without a meeting and may not be effected by any consent in writing by such holders. Except as otherwise required by law and subject to the rights of the holders of any series of the Registrant’s preferred stock, special meetings of the Registrant’s stockholders for any purpose or purposes may be called only by the Registrant’s Secretary (i) upon the written request of the holders of not less than 66 2/3% of the total voting power of the then outstanding shares of the Registrant’s Series A common stock, Series B common stock and, if applicable, the Registrant’s preferred stock, entitled to vote thereon or (ii) at the request of at least 75% of the members of the Registrant’s board of directors then in office.

Amendments

The charter provides that, subject to the rights of the holders of any series of the Registrant’s preferred stock, the affirmative vote of the holders of at least 66 2/3% of the aggregate voting power of the Registrant’s outstanding capital stock entitled to vote on such matter, voting together as a single class, is required to adopt, amend or repeal any provision of the charter or to add or insert any provision in the charter, provided that the foregoing enhanced voting requirement will not apply to any adoption, amendment, repeal, addition or insertion (1) as to which Delaware law does not require the consent of the Registrant’s stockholders or (2) which has been approved by at least 75% of the members of the Registrant’s board then in office. The charter further provides that the affirmative vote of the holders of at least 66 2/3% of the aggregate voting power of the Registrant’s outstanding capital stock entitled to vote on such matter, voting together as a single class, is required to adopt, amend or repeal any provision of the Registrant’s bylaws, provided that the board of directors may adopt, amend or repeal the bylaws by the affirmative vote of not less than 75% of the members of the Registrant’s board then in office.

Supermajority Voting Provisions

In addition to the supermajority voting provisions discussed under “—Amendments” above, the charter provides that, subject to the rights of the holders of any series of the Registrant’s preferred stock, the affirmative vote of the holders of at least 66 2/3% of the aggregate voting power of the Registrant’s outstanding capital stock entitled to vote on such matter, voting together as a single class, is required for:

•                  the merger or consolidation of the Registrant with or into any other corporation, provided, that the foregoing voting provision will not apply to any such merger or consolidation (1) as to which the laws of the State of Delaware, as then in effect, do not require the consent of the Registrant’s stockholders, or (2) that at least 75% of the members of the Registrant’s board of directors then in office have approved;

•                  the sale, lease or exchange of all, or substantially all, of the Registrant’s assets, provided, that the foregoing voting provisions will not apply to any such sale, lease or exchange that at least 75% of the members of the Registrant’s board of directors then in office have approved; or

•                  the Registrant’s dissolution, provided, that the foregoing voting provision will not apply to such dissolution if at least 75% of the members of the Registrant’s board of directors then in office have approved such dissolution.

Section 203 of the Delaware General Corporation Law

Section 203 of the General Corporation Law of the State of Delaware prohibits certain transactions between a Delaware corporation and an “interested stockholder.” An “interested stockholder” for this purpose generally is a stockholder who is directly or indirectly a beneficial owner of 15% or more of the outstanding voting power of a Delaware corporation. This provision prohibits certain business combinations between an interested stockholder including certain related persons and a corporation for a period of three years after the date on which the stockholder became an interested stockholder, unless: (1) prior to the time that a stockholder became an interested stockholder, either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation’s board of directors, (2) the interested stockholder acquired at least 85% of the voting power of the corporation in the transaction in which the stockholder became an interested stockholder, or (3) the business combination is approved by a majority of the board of directors and the affirmative vote of the holders of 66 2/3% of the outstanding voting power of the shares not owned by the interested stockholder at or subsequent to the time that the stockholder became an interested stockholder. The Registrant is subject to Section 203.

Item 2.  Exhibits.

The following exhibits are filed as part of this Registration Statement on Form 8-A.

Exhibit No.	Description

3.1	Restated Certificate of Incorporation of the Registrant.

3.2	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on May 2, 2013 (File No. 001-35294)).

4.1	Form of Specimen Certificate for shares of Series A common stock, par value $.01 per share, of the Registrant.

4.2	Form of Specimen Certificate for shares of Series B common stock, par value $.01 per share, of the Registrant.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Starz

Date:	June 12, 2013	By:	/s/ J. Steven Beabout
		Name:	J. Steven Beabout
		Title:	Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

The following exhibits are filed as part of this Registration Statement on Form 8-A.

Exhibit No.	Description

3.1	Restated Certificate of Incorporation of the Registrant.

3.2	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on May 2, 2013 (File No. 001-35294)).

4.1	Form of Specimen Certificate for shares of Series A common stock, par value $.01 per share, of the Registrant.

4.2	Form of Specimen Certificate for shares of Series B common stock, par value $.01 per share, of the Registrant.